March 25, 2025

Via Edgar Transmission

Ms. Sarah Sidwell/Mr. Evan Ewing

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Re:	K-Tech Solutions Company Limited (the “Company”) Amendment No.1 to Draft Registration Statement on Form F-1 Submitted March 7, 2025 CIK No. 0002049187

Dear Ms. Sidwell/Mr. Ewing,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated March 21, 2025 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 (the “Form F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No.1 to Draft Registration Statement on Form F-1 submitted March 7, 2025

General

1.	We note your response to our prior comment ten. Please revise to describe the nature of the family relationships among the executive officers and directors.

Response: In response to the Staff’s comment, the Company added the relevant disclosures on page 86 in the revised DRS.

Please contact the undersigned at (1) 310-728-5129 you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick, Esq.
Lawrence S. Venick

Direct Dial: +1 310-728-5129
Email: lvenick@loeb.com